DECHERT LLP
1775 I STREET, N.W.
WASHINGTON, D.C. 20006

August 6, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Marsico Investment Fund (the “Trust”)
(File Nos. 333-36975 and 811-08397)

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing via the EDGAR system are preliminary proxy statements and forms of proxy for a Special Meeting of Shareholders of the Trust, on behalf of each of its six series: the Marsico Focus Fund, the Marsico Growth Fund; the Marsico 21st Century Fund; the Marsico International Opportunities Fund; the Marsico Flexible Capital Fund; and the Marsico Global Fund (collectively, the “Funds”), to be held on October 12, 2007 (the “Special Meeting”). Definitive copies of the proxy statement, form of proxy, and other soliciting materials are expected to be mailed starting on or about August 17, 2007.

The Special Meeting is being held for the purposes of seeking shareholder approval, pursuant to a change of control, of new Investment Advisory and Management Agreements between each of the Funds and Marsico Capital Management, LLC, the current investment adviser to each of the Funds.

No fee is required in connection with this filing. Should you have any questions or comments, please contact the undersigned at 202.261.3371.

Sincerely,

/s/ Cynthia D. Baughman

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